Exhibit 99.2

Pro Forma Consolidated Balance Sheet

As of December 31, 2020 (CDN$ thousands) unaudited	Enerplus	Bruin	Pro Forma Adjustments (Notes 1 & 4)	Enerplus Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	$114,455	$23,917	$74,628	$213,000
Accounts receivable	106,209	43,528	(4,354)	145,383
Income tax receivable	167	—	—	167
Derivative financial assets	3,550	—	—	3,550
Other current assets	7,137	3,654	(1,724)	9,067
	231,518	71,099	68,550	371,167
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	575,559	463,960	194,741	1,234,260
Other capital assets, net	19,524	3,414	(3,414)	19,524
Property, plant and equipment	595,083	467,374	191,327	1,253,784
Right-of-use assets	32,853	—	2,391	35,244
Deferred income tax asset	607,001	—	—	607,001
Total Assets	$1,466,455	$538,473	$262,268	$2,267,196

Liabilities
Current liabilities
Accounts payable	$251,822	$66,055	$(24,902)	$292,975
Dividends payable	2,225	—	—	2,225
Current portion of long-term debt	103,836	—	—	103,836
Derivative financial liabilities	19,261	26,746	41,122	87,129
Current portion of lease liabilities	13,391	—	1,307	14,698
	390,535	92,801	17,527	500,863
Long-term debt	386,586	167,970	337,615	892,171
Asset retirement obligation	130,208	30,000	3,541	163,749
Other long-term liabilities	—	5,366	(5,366)	—
Derivative financial liabilities	—	9,689	18,957	28,646
Lease liabilities	23,446	—	1,084	24,530
	540,240	213,025	355,831	1,109,096
Total Liabilities	930,775	305,826	373,358	1,609,959

Shareholders’ Equity
Share capital	3,096,969	342,963	(215,406)	3,224,526
Paid-in capital	50,604	4,604	(4,604)	50,604
Accumulated deficit	(2,932,017)	(114,920)	108,920	(2,938,017)
Accumulated other comprehensive income	320,124	—	—	320,124
	535,680	232,647	(111,090)	657,237
Total Liabilities & Shareholders' Equity	$1,466,455	$538,473	$262,268	$2,267,196

The accompanying notes to the Pro Forma Consolidated Financial Statements (unaudited) are an integral part of these statements.

Pro Forma Consolidated Statement of Income/(Loss)

For the year ended December 31, 2020 (CDN$ thousands) unaudited	Note	Enerplus	Bruin	Adjustments	Enerplus Pro Forma Consolidated
Revenues
Crude oil and natural gas sales, net of royalties		$737,205	$296,984	$—	$1,034,189
Commodity derivative instruments gain/(loss)		108,819	184,865	—	293,684
		846,024	481,849	—	1,327,873
Expenses
Operating		263,575	81,303	—	344,878
Transportation		132,386	54,549	—	186,935
Production taxes		49,900	27,523	—	77,423
General and administrative		57,583	56,146	—	113,729
Depletion, depreciation, and accretion	4b	293,156	164,529	28,552	486,237
Asset impairment		994,776	1,435,230	—	2,430,006
Goodwill impairment		202,767	—	—	202,767
Interest	4c	28,362	87,026	(75,976)	39,412
Foreign exchange (gain)/loss		1,338	—	—	1,338
Other expense/(income)	4d	6,303	(527,023)	—	(520,720)
		2,030,146	1,379,283	(47,424)	3,362,005
Income/(Loss) Before Taxes		(1,184,122)	(897,434)	47,424	(2,034,131)
Current income tax expense/(recovery)		(14,525)	—	—	(14,525)
Deferred income tax expense/(recovery)	4e	(246,230)	—	—	(246,230)
Net Income/(Loss)		$(923,367)	$(897,434)	$47,424	$(1,773,376)

Net Income/(Loss) per share
Basic	5	$(4.15)	$—	$—	$(6.94)
Diluted	5	$(4.15)	$—	$—	$(6.94)

The accompanying notes to the Pro Forma Consolidated Financial Statements (unaudited) are an integral part of these statements.

Notes to Consolidated Financial Statements

1) BASIS OF PRESENTATION

On January 25, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus Corporation (“the Company” or “Enerplus”) entered into a purchase agreement to acquire all of the equity interests of Bruin E&P HoldCo, LLC (“Bruin”) from Bruin Purchaser LLC for total cash consideration of US$465 million, subject to certain purchase price adjustments (the “Acquisition”).  The Acquisition was completed on March 10, 2021.

The Acquisition was funded with a new three-year US$400 million term loan (the "Term Facility") with a syndicate of financial institutions, which was fully drawn to fund a portion of the purchase price, and with a portion of the proceeds of a bought deal offering (the "Prospectus Offering") of Common Shares of the Corporation ("Common Shares"), which was completed on February 3, 2021.

The Term Facility includes financial and other covenants substantially identical to those under the Company’s existing US$600 million senior unsecured covenant-based credit facility with a syndicate of financial institutions maturing on October 31, 2023, as well as similar pricing to such credit facility. Pursuant to the Prospectus Offering, a total of 33,062,500 Common Shares were issued at a price of $4.00 per Common Share for gross proceeds of approximately $132 million.

The unaudited Pro Forma Consolidated Financial Statements have been prepared for inclusion in the Business Acquisition Report dated April 13, 2021. Such statements have been prepared from:

●	Enerplus’ audited Consolidated Financial Statements as at and for the year ended December 31, 2020; and
●	Bruin’s audited successor’s period from September 1, 2020 to December 31, 2020 and predecessor’s period from January 1, 2020 to August 31, 2020.

The unaudited Pro Forma Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited Pro Forma Consolidated Balance Sheet gives effect to the transaction described above as if it had occurred on December 31, 2020. The unaudited Pro Forma Consolidated Statement of Income/(Loss) gives effect to the transaction as if it occurred on January 1, 2020.

The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of Enerplus and Bruin.

2) PRINCIPLES OF CONSOLIDATION

The unaudited Pro Forma Consolidated Financial Statements have been prepared on the basis that Enerplus will account for the transaction as an acquisition of a business under U.S. GAAP. The purchase price is measured as the fair value of the assets transferred, equity instruments issued, and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The adjustments to the unaudited Pro Forma Financial Statements are preliminary and have been made solely for the purpose of presenting the unaudited Pro Forma Financial Statements, which are necessary to comply with applicable disclosure and reporting requirements.

3) PRO FORMA ACCOUNTING AND PRESENTATION ADJUSTMENTS

Certain reclassification adjustments have been made to the unaudited Pro Forma Consolidated Financial Statements to make the financial statement presentation consistent between Enerplus and Bruin including:

●	Aggregate Prepaid expenses, and Other current assets;
●	Aggregate a portion of Inventory and Crude oil and natural gas properties;
●	Aggregate a portion of Inventory and Other current assets;
●	Aggregate Accounts payable and Accrued liabilities;
●	Aggregate Crude oil sales and natural gas sales;
●	Reclassify (Loss) gain on derivative instruments from Other income to Commodity derivative instruments gain/(loss) as Revenue;
●	Reclassify Lease operating expense to Operating expense;
●	Reclassify Other production costs to Transportation; and
●	Aggregate Accretion of asset retirement obligations with Depletion, depreciation, and accretion.

4) PRELIMINARY PURCHASE PRICE CONSIDERATION AND EQUATION:

a)	The transaction described in Note 1 above has resulted in the following estimated preliminary purchase price equation:

(CDN$ thousands)	At December 31, 2020
Consideration
Purchase Price (USD $465 million)	$587,667
Preliminary purchase price adjustments	(59,070)
Total Consideration	$528,597

Fair value of identifiable assets and liabilities of Bruin
Accounts receivable Other current assets Property, plant and equipment Right of use assets Accounts payable Asset retirement obligations Derivative financial liabilities Lease liabilities	39,174 1,929 658,702 2,391 (41,153) (33,541) (96,514) (2,391)
Total identifiable net assets	$528,597

Under the acquisition method, the acquired assets and liabilities assumed are measured at their estimated fair value at the date of acquisition.

b)	Depreciation, depletion and accretion have been adjusted to reflect depletion on the preliminary fair value adjustment allocated to property, plant and equipment.
c)	Interest expense was adjusted to exclude Bruin's interest expense on debt not assumed with the Acquisition and to include assumed interest on the Term Facility used to fund a portion of the purchase consideration.
d)	Other Income reported by Bruin includes various non-recurring expense and recoveries related to debt extinguishment, fresh start valuation adjustments and restructuring as a result of its predecessor’s Chapter 11 proceedings and emergence from bankruptcy on August 31, 2020.
e)	Bruin is not a federal taxpaying entity nor is it subject to state income tax. Therefore, no provision for federal or state income taxes is recorded in Bruin’s results. Further, the fair value of identifiable net assets equals the tax basis acquired, resulting in no deferred income tax asset or liability on the purchase of Bruin.
f)	Transaction costs have been estimated at $6 million.

No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

The preliminary purchase price equation will change as a result of several factors, including:

i.	Receipt of the Final Settlement Statement for post-closing adjustments, to be delivered no later than ninety days after the March 10, 2021 closing date;
ii.	Actual transaction costs incurred; and
iii.	Finalizing the estimated fair value of the acquired assets and liabilities assumed.

The impact of these factors will not be known until the end of the final adjustment period.

5) PRO FORMA NET INCOME/(LOSS) PER SHARE

The net income/(loss) per share have been based on the following:

(thousands, except per share amounts)	2020
Pro forma net income/(loss)	(1,773,376)

Weighted average shares outstanding - Basic	222,503
Common shares issued pursuant to the Prospectus Offering	33,063
Pro forma weighted average shares outstanding - Basic	255,566

Dilutive impact of share-based compensation	—
Pro forma weighted average shares outstanding - Diluted	255,566

Pro forma net income/(loss) per share
Basic	$(6.94)
Diluted	$(6.94)